UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 26, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

WMS Industries Inc

File No. 333-83021- CF#27651

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WMS Industries Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-3 filed on July 16, 1999.

Based on representations by WMS Industries Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1	through December 31, 2019
Exhibit 99.2	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel